Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.




Transforming Ideas Into Results

1.   A Knockout Quarter

     Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

     o  Total Operating  Revenues  increased 129%
     o  Wholesale  Revenues increased 310%
     o  EPS (diluted) increased 191%

2.   Quarterly (Ongoing) Earnings Per Share

                                  1999          2000         2001
                                  ----          ----         ----
      1st Quarter                 0.55          0.55         1.65
      2nd Quarter                 0.41          0.45
      3rd Quarter                 0.52          0.97
      4th Quarter                 0.43          0.52

3.   Continuing Gains

     The Company's Wholesale Revenues and PVNGS On-Peak Pricing Index ($/MWh)

                                                  Average PVNGS
                         Wholesale Revenues       Daily On-Peak
                           (In thousands)         Pricing Index
                         ------------------       -------------
     July 2000                 $84,047                 119.74
     August 2000              $120,957                 183.66
     December 2000             $96,867                 231.66
     January 2001             $121,635                 276.88
     February 2001            $136,767                 207.79
     March 2001               $151,847                 211.15

4.   Wholesale Revenues

                 Wholesale Revenues
     Year          (In thousands)
     ----          --------------
     1995              $80,949
     1996             $121,329
     1997             $185,334
     1998             $274,979
     1999             $365,368
     2000             $748,192

     Average Annual Growth Rate - 56%

5.   The PNM Advantage (Wholesale)

     o  Strategic Location on Western Grid
     o  Experienced Trading Staff
     o  Relationship Marketing
     o  An Innovative Approach to a Commodity Market
     o  Strong Risk Management
     o  Productive Resources

6.   Effective Asset Utilization

     Capacity Factors at San Juan Generating Station:

     1998                          82%
     1999                          80%
     2000                          86%
     1st Quarter 2001              93%

     o  Plans to add 300 - 400 MW annually
     o  400 MWs of turbines on order
     o  4 Projects in development

7.   The PNM Advantage (Retail)

     o  Combined  electric  and gas  utility
     o  369,000  electric  customers  and 435,000 gas  customers
     o  $519  million  electric  revenues  and $320 million gas revenues
     o  3-3.5% underlying growth rate
     o  Rate stability through 2002

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

8.   The New Mexico Solution to Deregulation

     A new holding company:
     PNM Resources with PNM and Avistar as wholly-owned direct subsidiaries

     o  Safeguards Customers
     o  Expedites New Resources
     o  Allows Flexibility for Utilities

9.   PNM and Western Resources Equals a Strategic Combination

     o  Extends regional footprint
     o  Strengthens competitive position
     o  Accelerates planned growth of asset base
     o  Expands financial scale
     o  Creates platform to repeat wholesale success in Midwest market

10.  Transforming from Traditional Utility to Merchant/Utility

     o  Maximizing Capacity Utilization
     o  Increasing Trading Velocity
     o  Addressing Niche Markets

11.  PNM's Historical Capacity Factor and Trading Velocity (1)

     o  Increased utilization of coal units
     o  Increased ratio of sales to generation

                        Capacity Factor %           Trading Velocity (1)
                       PNM           WSCC           PNM            WSCC
                       ---           ----           ---            ----
     1992             65.91         76.03           1.06           1.28
     1993             71.59         75.75           1.06           1.32
     1994             73.76         79.78           1.10           1.33
     1995             71.19         72.12           1.00           1.34
     1996             80.43         71.76           1.14           1.41
     1997             81.81         74.84           1.37           1.55
     1998             82.73         79.32           1.55           1.57
     1999             82.30         80.42           2.45           1.85

     (1) Ratio of total sales to net generation

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

12.  Western Resources Coal Resources Utilization

                                  Capacity Factor %
                                                       Mid
                     Western Resources          Continent Average
                     -----------------          -----------------
     1992                  49.07                      53.77
     1993                  59.43                      57.56
     1994                  56.09                      56.75
     1995                  55.56                      58.84
     1996                  64.42                      62.61
     1997                  61.25                      63.86
     1998                  58.14                      64.65
     1999                  63.28                      65.91

13.  Western Resources' Coal Generation Competitive Position

     o Western Resources' coal units have lower costs than 60% of the coal units in mid-continent, not including SERC (2)
     o  80% with SERC included

     (2) South East Reliability Council

14.  Trading Velocity of Select Companies

                                                    1999 Ratio
                                                    ----------
     Cleco Utility Group                               3.25
     Conway Corporation                                2.08
     Kansas City Power & Light Company                 1.06
     KGE Western Resources Company                     0.85
     KPL Western Resources Company                     1.10
     Lubbock Power & Light                             2.31
     Minneapolis Light, Water & Power                  5.01
     Southwestern Electric Power Company               1.07
     Southwestern Public Service Company               0.99
     UtiliCorp United Inc.                             1.72
     SPP average                                       1.27

15.  Wholesale Trading Opportunities for Western Resources Energy

     Western Resources generation assets are strategically located in the Southwest Power Pool which is centrally located to several adjacent markets:

     MAPP - Mid Continent Area Power Pool
     MAIN - Mid America Interconnected Network, Inc.
     SERC - South East Reliability Council

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

16.  The Path to Closing

     o  Western Resources Rate Case
     o  Shareholder Vote
     o  Kansas/New Mexico Regulatory Approvals
     o  Other Regulatory Filings
     o  Closing

17.  Basis for Earnings Projection

     o  Energy conservation efforts
     o  Credit quality concerns
     o  New generation additions
     o  Mix of short- to long-term sales
     o  Federal and state regulatory decisions

18.  Upside Potential

                         Price Earnings     Market to
                             Ratio          Book Ratio
                         --------------     ----------
     PNM                       9.8%            106%
     UniSource                15.2%            180%
     Pinnacle West            12.2%            155%
     Reliant                  16.2%            216%
     Xcel                     20.7%            175%

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
     Statements made in this filing that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of the Company are based upon current expectations and are subject to risk and uncertainties, as are the forward-looking statements with respect to the benefits of the Company's proposed acquisition of Western Resources and the businesses of the Company and Western Resources. The Company assumes no obligation to update this information.

     Because actual results may differ materially from expectations, the Company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999, as amended, and in other cases now pending or which may be brought before the commission and any action by the New Mexico Legislature to further amend or repeal that Act, or other actions relating to restructuring or stranded cost recovery, or federal or state regulatory, legislative or legal action connected with the California wholesale power market, could cause the Company's results or outcomes to differ materially from those indicated by such forward-looking statements in this filing.

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

     In addition, factors that could cause actual results or outcomes related to the proposed acquisition of Western Resources to differ materially from those indicated by such forward looking statements include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of the Company and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, and the impact of Protection One's financial condition on Western Resources' consolidated results.

Additional  Information
     In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

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

Participants in Solicitation
     PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth or will be incorporated in PNM's Annual Report on Form 10-K filed with the SEC on February 22, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in or will be incorporated in Western Resources' Annual Report on Form 10-K filed with the SEC on April 2, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

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